

Mail Stop 4631

June 25, 2009

Mr. Ronald L. Wilder
Chief Executive Officer and Chief Financial Officer
Titan Technologies, Inc.
3206 Candelaria Road, NE
Albuquerque, NM 87107

> **RE:** **Form 10-KSB for the fiscal year ended July 31, 2008**
> **Forms 10-Q for the periods ended October 31, 2008, January 31, 2009**
> **and April 30, 2009**
> **File No. 0-25024**

Dear Mr. Wilder:

We have reviewed your response letter dated June 19, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>DRAFT FORM 10-KSB/A FOR THE YEAR ENDED JULY 31, 2008</u>

<u>General</u>

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated June 5, 2009. It appears that these acknowledgements were not provided with your response letter dated June 19, 2009. Please provide the requested acknowledgements in writing from management with your next response letter.

2. SEC Release 33-8238, which became effective August 14, 2003, requires Section 906 certifications to be filed with any amendment to periodic reports that contains financial statements. Since your Form 10-KSB/A contains financial statements, please ensure you include your Section 906 certifications filed as Exhibit 32 in your amendment.

Item 8A(T) – Controls and Procedures, page 36

(a)(2) – Disclosure Controls and Procedures, page 36

3. It appears that you have disclosed your conclusion regarding the effectiveness of disclosure controls and procedures under management's report on internal control over financial reporting on page 37. Please revise to disclose in this section your conclusion that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Item 307 of Regulation S-B.

4. We note from your draft disclosure that you intend to state in the amendment to your July 31, 2008 Form 10-KSB that your management has again concluded your disclosure controls and procedures are effective as of the end of the period covered by your Form 10-KSB. However, as defined in Rule 13a-15(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within specified time periods. Since your Form 10-KSB did not include the disclosures required by Item 308T of Regulation S-B, it is not clear how you arrived at the conclusion that your disclosure controls and procedures are effective based on the definition in Rule 13a-15(e). Please revise your draft disclosure regarding the effectiveness of your disclosure controls and procedures to provide a discussion of the factors you considered and highlight any other factors that support your conclusion. Otherwise, please further revise your draft disclosures to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year along with an explanation as to why you concluded your disclosure controls and procedures are ineffective, if you determine as such. Please note that an ineffective determination would presumably extend to your October 31, 2008 and January 31, 2009 Forms 10-Q, as the omitted disclosure was not identified until after January 31, 2009, and the Forms should be amended to reflect the revised conclusion, as appropriate.

(a)(3) – Management Report on Internal Control over Financial Reporting, page 36

5. We have reviewed your response to prior comment 1 from our letter dated June 5, 2009. Please revise your disclosure within management's report on internal control over financial reporting to present a statement of management's responsibility for establishing and maintaining adequate internal control over

financial reporting, as required by Item 308T(a)(1) of Regulation S-B. Your draft disclosure appears to present this information outside of management's report on internal control over financial reporting under Item 8A(T)(a)(1). Please revise accordingly.

Exhibit 31 – Certifications

6. We have reviewed your response to prior comment 3 from our letter dated June 5, 2009. As we previously requested, please amend your July 31, 2008 Form 10-KSB to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-B. Similarly, amend your October 31, 2008 and January 31, 2009 Forms 10-Q to provide the certifications of Section 302 that conforms to the language in Item 601(B)(31) of Regulation S-K. Specifically, we note that you have made certain modifications to paragraphs 1 and 4(d) of your proposed management certifications.

FORM 10-Q FOR THE PERIOD ENDED APRIL 30, 2009

Exhibit 31 – Certifications

7. We note your disclosure in paragraph 4 that internal control over financial reporting is defined in Exchange Act Rules 13a-15d-15(f). Please revise your disclosure in future filings to disclose that internal control over financial reporting is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In addition, revise your disclosure in future filings to provide the certifications of Section 302 that conforms to the language in Item 601(B)(31) of Regulation S-K. Specifically, we note that you have made certain modifications to paragraphs 1 and 4(d) of your proposed management certifications.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant